Intra-Cellular Therapies, Inc.

3960 Broadway

New York, NY 10032

October 31, 2013

VIA EDGAR & FEDEX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler, Assistant Director
Ibolya Ignat
Jim Rosenberg
Austin Stephenson
Daniel Greenspan

Re:	Intra-Cellular Therapies, Inc.

Amendment No. 1 to Form 8-K

Filed October 15, 2013

File No. 000-54896

Ladies and Gentlemen:

Intra-Cellular Therapies, Inc. (the “Company”) is hereby filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (“Amendment No. 2”) to the Company’s Current Report on Form 8-K, initially filed with the Commission on September 5, 2013 (the “Initial Form 8-K”), as amended by Amendment No. 1 to the Initial Form 8-K, filed with the Commission on October 15, 2013 (“Amendment No. 1,” and the Initial Form 8-K as amended by Amendment No. 1 and Amendment No. 2, the “Form 8-K”). Set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission provided by letter dated October 29, 2013 (the “Comment Letter”) from Jeffrey P. Riedler, Assistant Director, to Sharon Mates, Ph.D., the Company’s Chairman, President and Chief Executive Officer.

For convenient reference, we have set forth below in italics the Staff’s comments set forth in the Comment Letter and have keyed the Company’s responses to the numbering of the comments and the headings used in the Comment Letter. Where appropriate, we have responded to the Staff’s comments by making changes to the disclosure in the Form 8-K set forth in Amendment No. 2. Page numbers referred to in the responses below reference the applicable pages of Amendment No. 2. Amendment No. 2 also includes other updated or additional disclosure provided by the Company.

We are delivering one marked complete courtesy copy of Amendment No. 2 and one courtesy copy of this letter to Mr. Riedler, as well as to each of Ibolya Ignat, Jim Rosenberg, Austin Stephenson and Daniel Greenspan of the Staff.

Item 2.01

Our Clinical Programs, pages 12-13

1.	Please revise the chart on page 12 to indicate, if true, that there have been no separate Phase 1 trials dedicated to the following indications: bipolar disorder; behavioral disturbances associated with dementia and Alzheimer’s disease; sleep and behavioral disturbances associated with autism; and depression and other mood disorders. To the extent you plan to use data from completed Phase 1 in ITI 007 to advance the product candidate for these separate indications into Phase 2 trials, please ensure that the table accurately reflects this information.

Response: In response to the Staff’s comment, the Company has revised the therapeutic pipeline chart on page 12.

2.	We note your statement on page 13 that data from your completed Phase 1 studies and data from your on-going Phase 2 trial in acute exacerbated schizophrenia will be used to advance ITI-007 directly into Phase 3 trials for the treatment of bipolar disorder. Please disclose the extent of any communications you have had with the FDA concerning these plans and whether there is any risk that the FDA may not agree that prior data from trials in acute exacerbated schizophrenia can be used as a basis to initiate Phase 3 trials for the treatment of bipolar disorder.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 13 and 34.

Collaboration Agreement, page 17

3.	We note your response to our prior comment 8 and your disclosure that you may receive “high single to low double digit royalty payments.” Please disclose the amount of royalties you may receive expressed as a percentage or range within 10%.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 17.

Risk Factors

“We are an emerging growth company…,” page 56

4.	Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please state your election under Section 107(b) of the Act:

•	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

•	If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 56.

In responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *    *    *

We hope that the above responses and the related revisions reflected in Amendment No. 2 will be acceptable to the Staff. Please do not hesitate to call me at (212) 923-3344 or the Company’s legal counsel, William C. Hicks or Scott A. Samuels of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. at (617) 542-6000 with any comments or questions regarding Amendment No. 2 and this letter. We thank you for your time and attention.

Sincerely,

/s/ Sharon Mates, Ph.D.
Sharon Mates, Ph.D. Chairman, President and Chief Executive Officer

cc:	Securities and Exchange Commission

Jeffrey P. Riedler, Assistant Director

Ibolya Ignat

Jim Rosenberg

Austin Stephenson

Daniel Greenspan

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

William C. Hicks, Esq.

Scott A. Samuels, Esq.

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